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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


FEB 2 8 2007

SEC FILE NUMBER
8- 28646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREIMARK BLAIR & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 SOUTH FRANKLIN TURNPIKE
(No. and Street)

RAMSEY (City) NEW JERSEY (State) 07446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. RICHARD BLAIR (843) 237-3870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAROLD T. COPPLA, CPA
(Name – *if individual, state last, first, middle name*)

552 FRANKLIN AVENUE (Address) NUTLEY (City) NEW JERSEY (State) 07110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/15/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. RICHARD BLAIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREIMARK BLAIR & COMPANY, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: DONALD H. FREIMARK, CHAIRMAN OF FREIMARK BLAIR & CO. INC A MINORITY LIMITED PARTNER IN SHORT TERM EQUITY FUND, LP AND FREE MARKET CAPITAL, WHICH HAS GLOBAL ASSESSMENTS AS THE SOLE GENERAL PARTNER, ONE HUNDRED PERCENT (100%) OWNED BY MR. FRIEMARK'S WIFE, LUCILLA AMATO. MR. FREIMARK IS CHAIRMAN OF THE BOARD OF DIRECTORS OF GLOBAL ASSESSMENTS. DONALD H. FREIMARK IS CHAIRMAN OF TRANS-NATIONAL RESEARCH CORPORATION. MR. FREIMARK'S WIFE, LUCILLA AMATO IS ONE HUNDRED PERCENT (100%) OWNER OF TRANS-NATIONAL RESEARCH CORPORATION.

Signature

PRESIDENT

Title

Notary Public exp 4/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREIMARK
BLAIR
& COMPANY,INC.

2006 ANNUAL REPORT

FREIMARK, BLAIR & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

AND

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2006

CONTENTS

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, NJ 07110
(973) 667-7172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Freimark Blair & Company,Inc.
Ramsey, New Jersey

I have audited the accompanying statement of financial condition of Freimark Blair & Company, Inc. as of December 31,2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark Blair & Company, Inc. as of December 31,2006, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

INDEPENDENT AUDITOR'S REPORT CONTINUED

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Harold T. Coppla, Jr.
Nutley, New Jersey

February 23,2007

FRIEMARK BLAIR & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$932,787
Receivable from brokers	15,382
Securities owned (Note 3):	
Marketable (net)	1,552,980
Not readily marketable	39,485
Other assets	15,788
	$2,556,422

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	377,380
	377,380
Stockholders' equity	
Class A voting common stock, no par value authorized 2,000 shares; issued and outstanding 1,000 shares	$50,000
Class B nonvoting common stock, no par value, authorized 400 shares; issued and outstanding 25 shares	2,500
Preferred stock, 5% noncumulative, $1,000 par value; authorized 100 shares; issued none	--
Retained earnings	5,986,853
Dividends	(1,859,308)
Less: treasury stock	(114,646)
Less: subchapter s-corp. distributions	(1,886,357)
Total stockholders' equity	2,179,042
	$2,556,422

See Notes to Financial Statements.

FREIMARK BLAIR & COMPANY,INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31,2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents includes demand deposits with banks and certificates of deposit with maturities of three months or less.

Security Valuation:

Transactions in securities in trading and investment accounts, for which market quotations are readily available, are carried at quoted market and are recorded on a settlement date basis.

Revenue Recognition:

Commission revenue is recorded on a settlement date basis, generally three business days after trade date.

NOTE 2 - CUSTOMER TRANSACTIONS

The company clears its customer's securities transactions through Broadcort Correspondent Clearing and Refco Securities (terminated 11/10/05) on a fully disclosed basis. Broadcort reflects all such transactions on their books and records them in accounts they carry in the name of such customers. Accordingly,the company does not hold funds or securities for,or owe funds or securities to,its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provision of SEC Rule 15c3-3 based on Paragraph K(2) (b) of the rule.

FREIMARK BLAIR & COMPANY,INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31,2006

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of securities at quoted market values, as illustrated below:

CORPORATE STOCKS	46,825
BONDS	1,506,155
	$1,552,980

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

NOTE 4 - RELATED PARTY TRANSACTION

For the year ended December 31,2006,the company paid for research services, to a firm in which the stockholders of this company maintain a controlling interest. At December 31,2006, $200,000 of such expenses were included in accounts payable and accrued expenses.

NOTE 5 - MONEY PURCHASE PENSION PLAN

The Company has a money-purchase pension plan. For the year ended December 31,2006,the company will contribute a total of $53,086.

FREIMARK BLAIR & COMPANY,INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31,2006

NOTE 6 - NET CAPITAL

The Company is subject to the net capital rule of the Securities and Exchange Commisssion. This rule prohibits a broker-dealer from engaging in securities transactions when it's aggregated indebtedness exceeds 15 times its net capital as those terms are defined in the rule. As of December 31,2006,the Company had net capital of $2,021,015 which was $1,921,015 in excess of its required net capital. The Company's net capital ratio was .18 to 1.

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, NJ 07110
(973) 667-7172

To the Board of Directors
Freimark,Blair & Company,Inc.
Ramsey,New Jersey

In planning and performing my audit of the financial statements of Freimark,Blair & Company,Inc. for the year ended December 31,2006,I considered its internal control structures, including procedures for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making periodic computation of aggregate indebtedness and net capital under Rule 17a3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. At December 31,2005, the Company was in compliance with the conditions of the exemption, and no facts came to my attention that would indicate that such conditions had not been complied with during the year. I did not review the practices and procedurea followed by the Company (i) in making the quarterly securities examinations,counts,verifications and comparisons,and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment of securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System,because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable,but not absolute,assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5-(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also,projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31,2006, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers,Inc. and other regulatory agencies which rely on Rule 17-(a)-5-(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Harold E. [illegible]

Nutley,New Jersey

February 23 ,2007

FREIMARK BLAIR & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31,2006

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, NJ 07110
(973) 667-7172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Freimark Blair & Company, Inc.
Ramsey, New Jersey

I have audited the accompanying statement of financial condition of Freimark Blair & Company, Inc. as of December 31,2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark Blair & Company, Inc. as of December 31,2006, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

INDEPENDENT AUDITOR'S REPORT CONTINUED

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Harold T. Coppla, Jr.
Nutley, New Jersey

February 23, 2007

FRIEMARK BLAIR & COMPANY,INC.
STATEMENT OF FINANCIAL CONDITION
December 31,2006

ASSETS

Cash and cash equivalents	$932,787
Receivable from brokers	15,382
Securities owned (Note 3):	
Marketable (net)	1,552,980
Not readily marketable	39,485
Other assets	15,788
	$2,556,422

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	377,380
	377,380
Stockholders' equity	
Class A voting common stock,no par value authorized 2,000 shares; issued and outstanding 1,000 shares	$50,000
Class B nonvoting common stock,no par value,authorized 400 shares; issued and outstanding 25 shares	2,500
Preferred stock,5% noncumulative,$1,000 par value;authorized 100 shares;issued none	--
Retained earnings	5,986,853
Dividends	(1,859,308)
Less:treasury stock	(114,646)
Less:subchapter s-corp.distributions	(1,886,357)
Total stockholders' equity	2,179,042
	$2,556,422

See Notes to Financial Statements.

FREIMARK BLAIR AND COMPANY, INC.
STATEMENT OF INCOME
Year Ended December 31, 2006

Revenue:	
Commissions	$1,224,670
Gains and losses on principal transactions	3,043,040
Interest and dividends	297,362
Other	81,841
Unrealized gains and losses	48,460
Realized gain on marketable securities	3,485
	$4,698,858
Expenses:	
Employee compensation	1,642,118
Floor brokerage	10,634
Communications	6,846
Occupancy	23,100
Research expense (Note 4)	2,498,453
Other operating	194,893
	4,376,044
Income before income taxes	322,814
Income taxes	8,864
Net income	$313,950

See Notes to Financial Statements.

FREIMARK BLAIR & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	BEGINNING BALANCE	OTHER	NET INCOME	ENDING BALANCE
CLASS A COMMON STOCK	$50,000	0	0	$50,000
CLASS B COMMON STOCK	$2,500	0	0	$2,500
PREFERRED STOCK	$0	0	0	$0
TREASURY STOCK	($114,646)	0	0	($114,646)
SUBCHAPTER-S DISTRIBUTIONS	($1,886,357)	0	0	($1,886,357)
DIVIDENDS	(1,459,308)	(400,000)	0	(1,859,308)
RETAINED EARNINGS	$5,672,903	0	313,950	$5,986,853
STOCKHOLDERS' EQUITY	$2,265,092	($400,000)	$313,950	$2,179,042

See Notes to Financial Statements.

FREIMARK BLAIR & COMPANY,INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31,2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents includes demand deposits with banks and certificates of deposit with maturities of three months or less.

Security Valuation:

Transactions in securities in trading and investment accounts, for which market quotations are readily available, are carried at quoted market and are recorded on a settlement date basis.

Revenue Recognition:

Commission revenue is recorded on a settlement date basis, generally three business days after trade date.

NOTE 2 - CUSTOMER TRANSACTIONS

The company clears its customer's securities transactions through Broadcort Correspondent Clearing and Refco Securities (terminated 11/10/05) on a fully disclosed basis. Broadcort reflects all such transactions on their books and records them in accounts they carry in the name of such customers. Accordingly,the company does not hold funds or securities for,or owe funds or securities to,its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provision of SEC Rule 15c3-3 based on Paragraph K(2) (b) of the rule.

FREIMARK BLAIR & COMPANY,INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31,2006

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of securities at quoted market values, as illustrated below:

CORPORATE STOCKS	46,825
BONDS	1,506,155
	$1,552,980

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

NOTE 4 - RELATED PARTY TRANSACTION

For the year ended December 31,2006,the company paid for research services, to a firm in which the stockholders of this company maintain a controlling interest. At December 31,2006, $200,000 of such expenses were included in accounts payable and accrued expenses.

NOTE 5 - MONEY PURCHASE PENSION PLAN

The Company has a money-purchase pension plan. For the year ended December 31,2006,the company will contribute a total of $53,086.

FREIMARK BLAIR & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE 6 - NET CAPITAL

The Company is subject to the net capital rule of the Securities and Exchange Commisssion. This rule prohibits a broker-dealer from engaging in securities transactions when it's aggregated indebtedness exceeds 15 times its net capital as those terms are defined in the rule. As of December 31, 2006, the Company had net capital of $2,021,015 which was $1,921,015 in excess of its required net capital. The Company's net capital ratio was .18 to 1.

FREIMARK BLAIR & COMPANY, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$313,950
Change in assets and liabilities:	
Increase in receivable from broker	(9,788)
Decrease in securities owned	36,116
Increase in other assets	(7,790)
Increase in accounts payable and accrued expenses	157,620
Net cash generated/ (used) by operating activities	$490,108
Dividends paid	(400,000)
Net increase/ (decrease) in cash and cash equivalents	90,108
Cash and cash equivalents:	
Beginning	842,679
Ending	$932,787

See Notes to Financial statements.

FREIMARK BLAIR & COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2006

Total stockholders' equity from statement of financial condition	$2,179,042
Deductions:	
Total nonallowable assets	0
Net capital before haircuts on securities	2,179,042
Haircuts on securities owned	158,027
Net capital	$2,021,015
Aggregate indebtedness:	
Accounts payable and accrued expenses	$377,380
Computation of basic net capital requirement:	
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness	$100,000
Net capital in excess of minimum requirement	$1,921,015
Ratio of aggregate indebtedness to net capital	.18 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 1997):

Net capital as reported in Company's Part IIA Focus Report	$2,021,015
Net audit adjustments	0
	$2,021,015

FREIMARK,BLAIR & COMPANY,INC.
STATEMENT PURSUANT TO RULE 15C3-3
DECEMBER 31,2006

SCHEDULE II

As more fully described in note 2 of the Notes to Financial Statements, the Company clears all securities transactions on a fully disclosed basis and does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC rule 15c3-3 based on Paragraph K(2) (B) of the rule.

STATEMENT REGARDING LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

DECEMBER 31,2006

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31,2006.

END